Filed by Diversified Healthcare Trust

Commission File No. 001-15319

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: August 2, 2023

The following presentation was first made available on August 2, 2023.

The Merger with OPI is the Best Strategic Alternative for DHC Shareholders Creates a diversified REIT with a high quality portfolio, a creditworthy tenant base, an attractive and sustainable dividend and strong growth potential

2 WARNING REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever Diversified Healthcare Trust (“DHC”) uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may”, and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon DHC’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by DHC’s forward-looking statements as a result of various factors. For example: (a) OPI and DHC have entered into a definitive merger agreement and the proposed merger is expected to close in the third quarter of 2023. However, the closing of the proposed merger is subject to the satisfaction or waiver of closing conditions, including DHC shareholder approval and the financing or any consents or approvals required or contemplated in connection with the proposed merger, some of which are beyond DHC’s control, and DHC cannot be sure that any or all of these conditions will be satisfied or waived. Accordingly, the proposed merger may not close on the contemplated terms or at all or it may be delayed; (b) OPI may not be able to recast its existing revolving credit facility on favorable terms as expected in connection with the proposed transaction; (c) DHC shareholders are expected to benefit from an annual distribution of $1.00 per share of the combined company. However, the Board of Trustees of the combined company will consider many factors when setting distribution rates, and thus future distribution rates may be increased or decreased and DHC cannot be sure as to the rate at which future distributions will be paid; (d) the transactions contemplated by the merger agreement and the terms thereof were evaluated, negotiated and recommended to DHC’s Board of Trustees by a special committee of DHC’s Board of Trustees, comprised solely of DHC’s Independent Trustees, and were separately approved by DHC’s Independent Trustees and by DHC’s Board of Trustees, and that BofA Securities acted as exclusive financial advisor to DHC. Despite this process, DHC could be subject to claims challenging the proposed merger or other transactions or DHC’s entry into the merger and related agreements because of the multiple relationships among DHC, OPI and The RMR Group LLC (“RMR”), the manager of DHC and OPI, and their related persons and entities or other reasons, and defending even meritless claims could be expensive and distracting to management; and (e) this presentation contains statements regarding the expectations for the proposed merger and the combined company which may imply that the combined company will achieve its expected strategic and financial goals and the shareholders will benefit from the growth potential of the combined company. However, the combined company will be subject to various risks, including: the risk that the combined businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated; the risk that cost savings and synergies anticipated to be realized by the proposed merger may not be fully realized or may take longer to realize than expected; risks associated with the impact, timing or terms of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed merger; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; risks related to future opportunities, plans and strategy for the combined company, including the uncertainty of expected future financial performance, including expected net operating income (“NOI”), DHC’s estimated cash on hand, expected access to capital, timing of accretion, distribution rates and results of the combined company following completion of the proposed merger and the challenges facing the industries in which each company currently operates and the combined company will, following the closing of the transaction, operate; risks related to the market value of the OPI common shares of beneficial interest to be issued in the proposed merger; the expected qualification of the proposed merger as a tax-free “reorganization” for U.S. federal income tax purposes; the risk that the financing or any consents or approvals required or contemplated in connection with the proposed merger will not be received or obtained within the expected timeframe, on the expected terms or at all; the risk that the combined company will not be in compliance with its debt covenants; risks associated with expected financing transactions undertaken in connection with the proposed merger and risks associated with indebtedness incurred in connection with the proposed merger, including the potential inability to access, or reduced access to, the capital markets or other capital resources or increased cost of borrowings, including as a result of a credit rating downgrade; risks associated with the level of capital expenditures of DHC, OPI and the combined company following the proposed merger, including possible changes in the amount or timing of capital expenditures; and risks associated with the impact of general economic, political and market factors on DHC or the combined company. As a result, the combined company may not achieve the long-term growth and value creation for shareholder as expected. These risks, as well as other risks associated with the proposed transaction between DHC and OPI, are more fully discussed under “Risk Factors” in the definitive proxy statement filed by DHC with the SEC on July 21, 2023. The information contained in DHC's periodic reports filed with the SEC, including under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” or incorporated therein, also identifies important factors that could cause DHC's actual results to differ materially from those stated in or implied by DHC's forward-looking statements. DHC's filings with the SEC are available on the SEC's website at www.sec.gov. You should not place undue reliance upon any forward looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise. IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION This communication may be deemed to be solicitation material in respect of the proposed merger between OPI and DHC. In connection with the proposed merger, OPI filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus of DHC and OPI. On July 21, 2023, the registration statement was declared effective by the SEC and DHC and OPI each filed with the SEC and commenced mailing to their respective shareholders the definitive joint proxy statement/prospectus. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration at special meetings of shareholders to be held on August 30, 2023. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed with the SEC by DHC may be obtained for free on DHC’s Investor Relations website at https://www.dhcreit.com/investors/ or by contacting DHC’s Investor Relations Department at1-617-796-8234. In addition to the joint proxy statement/prospectus, DHC files annual, quarterly and current reports and other information with the SEC. DHC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. NO OFFER OR SOLICITATION This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC’s and OPI’s shareholders in connection with the proposed merger. Certain information regarding these trustees, executive officers, directors, officers and employees and a description of their direct and indirect interests are set forth in the registration statement and the joint proxy statement/prospectus filed with the SEC by DHC and/or OPI. Information about DHC’s trustees and executive officers is also included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI’s trustees and executive officers is also included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above. THIRD PARTY INFORMATION This presentation may contain or refer to third party reports and other information relating to DHC, OPI, RMR or other persons. The author and source of any third party information and the date of its publication are identified. None of DHC, OPI or RMR has communicated with the providers of this information in this presentation. None of DHC, OPI or RMR has assisted in the preparation of the third party information, guarantee the accuracy, completeness or availability of the third party information or explicitly or implicitly endorse or approve such information. Disclaimers

3 1. Financially and Strategically Compelling Transaction Source: Company public filings as of July 21, 2023. (1) Unaffected DHC stock price based on DHC’s closing stock price of $1.24 on April 10, 2023. Offer based on OPI’s closing price of $11.55 on April 10, 2023, multiplied by the exchange ratio of 0.147x. (2) After giving effect to the exchange ratio of 0.147; OPI dividend per common share is $0.25 per quarter ($1.00 per annum). The merger creates value for DHC shareholders while comprehensively addressing an existential threat 42% Ownership of combined company 20% Premium to avg. closing price 30 days before announcement 1 267% Dividend increase per DHC share 2 Diversified Healthcare Trust (DHC) shareholders will receive 0.147 shares of Office Properties Income Trust (OPI) for each share owned, representing: • A 20% premium to the 30-day average price at announcement and 37% to the unaffected price.1 • 42% ownership of the combined company provides ability to participate in the future upside. Immediately accretive to DHC earnings (NFFO and CAD per share) with a 267% increase in dividend per current DHC share.2 Substantially improves DHC’s leverage profile and access to capital. • Immediate covenant compliance allows the combined company to access debt markets to refinance near-term debt maturities and fund senior housing operating portfolio (SHOP) capex required for NOI recovery. • Combined company will have a new $650mm, 3-year revolving credit facility at closing with significant capacity to fund debt maturities and required capex. Greater financial flexibility and lower cost of capital due to diversified and stable cashflows, a predominantly investment grade tenant base and strong potential for growth.

4 2. Significant Downside Risk to DHC Shareholders If Not Approved Existential threat to DHC from $700mm in 2024 debt maturities, with no ability to access the debt markets. • DHC is running out of time, with $450mm of debt coming due in five months (January 2024) – this debt is scheduled to be repaid in connection with the merger closing. • Earlier this year, DHC concluded that there is substantial doubt about its ability to continue as a going concern in the future. For two years, DHC has not been in covenant compliance and has been unable to issue any debt. • Non-compliance primarily due to significant deterioration in DHC’s SHOP business because of COVID. • Covenant compliance not achievable before mid-2024 at the earliest, after $700mm of debt matures. Regaining covenant compliance is tied to DHC’s SHOP recovery, but the SHOP recovery has taken much longer than originally forecast and there is substantial risk that it will take longer for the business to recover than currently expected. Since 2020, DHC has proactively maximized liquidity by raising $3.7bn to “bridge” the company to a SHOP recovery and covenant compliance. • In advance of imminent covenant non-compliance in 2021, DHC raised $2.3bn of debt. • When markets were healthy and real estate valuations high, DHC raised $1.4bn of proceeds from selling or JV-ing assets in 2020-2022. Failure to merge with OPI would leave DHC in a very difficult position. • Unable to access the debt market to refinance near-term debt maturities. • Unable to fund ~$1bn in capex through 2025 required for the SHOP recovery. Prior to agreeing to merge with OPI, DHC proactively considered all other potential funding alternatives: • Selling or JV-ing assets does not work because it would be at very unattractive pricing today and would delay covenant compliance. • A preferred equity issuance was rejected because it would be dilutive and under onerous terms. • Issuing a zero-coupon bond is not allowed currently because of bond covenant non-compliance and would significantly increase leverage. The merger creates value for DHC shareholders while comprehensively addressing an existential threat

5 (1) As of June 30, 2023. (2) Ratio reflects principal amount of debt owned by each respective entity as of July 19, 2023 compared to their equity holdings based upon cost basis disclosed in 13-D filings. The DHC Board evaluated multiple alternatives, but most were either not viable or value destructive for the company and its equity holders as compared to the pending merger with OPI. • After concluding from its thorough analysis that refinancing DHC’s existing debt was not viable, a Special Committee of independent directors evaluated a potential combination with OPI. • Special Committee reviewed the potential transaction over a 5-month period, met 25 times, and ultimately negotiated a price nearly double OPI’s initial offer. • Outcome was engineered to benefit shareholders, not management or RMR. o RMR, which gains no benefits from the merger, is waiving its contractual $296mm termination fee.1 • Expect new 3-year bank facility at closing to provide additional liquidity to fund business plan. Investors campaigning against the merger are overwhelmingly invested in DHC’s debt, creating a significant conflict of interest with long-term equity holders, and acquired a large portion of their equity stake after the merger was announced. • Flat Footed’s debt investment is 4.7x larger than their equity position.2 • D.E. Shaw’s debt investment is 3.0x larger than their equity position.2 • In public announcements, both investors misstate or conceal the fundamental value of our merger with OPI: o The 100% stock transaction allows DHC shareholders continued participation in the upside. o Without the merger, DHC cannot access capital, cannot refinance its debt, cannot fund its capex requirements, and therefore cannot achieve its value potential. o OPI’s portfolio and access to capital adds stable and resilient liquidity to support DHC’s recovery. • The alternatives being proposed, as the DHC Special Committee already concluded during its five-month process, are manifestly worse for equity holders than the merger with OPI, and offer none of the upside the OPI merger offers. • As bondholders (who acquired significant portions of their respective equity positions after the announcement), we believe that both Flat Footed and D.E. Shaw would benefit if the transaction were rejected, leaving a standalone DHC unable to refinance its debt without significant concessions to bondholders to the detriment of equity holders. 3. Robust Board Process Delivered Best Outcome for Shareholders – Including by Examining Inferior ‘Alternatives’ Now Being Proposed by Some Conflicted Bondholders The merger creates value for DHC shareholders while comprehensively addressing an existential threat

Financially and Strategically Compelling Transaction

7 • Represents best available strategy to resolve DHC financing challenges in an increasingly tight timeline; combined company will be in immediate compliance with debt covenants. • OPI secured $368mm debt commitment in connection with merger (1-year term + 1-year extension). • OPI originated $108mm of new secured debt on favorable terms post-merger announcement (5/10-year terms) and has additional ~$450mm in potential loan proceeds lined up with executed term sheets, which would eliminate the need to use any of the $368mm debt commitment secured in connection with the merger. • Combined company will have a new $650mm, 3-year revolving credit facility from existing banks in both OPI and DHC facilities. • Greater scale and diversity (approximately $12.1bn of total gross assets with 533 properties in 40 states and Washington, D.C.) bring immediate access to multiple capital sources to address looming DHC debt maturities. • Adds benefits of OPI portfolio which, with newer, better-located office properties, is more likely than the average office building portfolio to prosper in a generally weaker office market environment. • Provides increased liquidity to fund turn-around of SHOP business and capital improvement plan. • OPI’s portfolio is also very defensive with a high proportion of investment grade tenants at a time where office utilization is starting to rebound and employers are starting to require their employees to come back to the office. Source: Company public filings as of August 1, 2023. (1) Based on total gross assets (total assets plus accumulated depreciation of each company) at June 30, 2023. $368mm Secured debt commitment in connection with merger $12.1bn Combined total gross assets $650mm New revolving credit facility for future liquidity 0 days to expected covenant compliance post-closing Transaction immediately addresses looming financial risks and improves strategic positioning Immediately Addresses Looming DHC Financing Risks Improves Strategic Positioning

8 • Each DHC common share will be exchanged for 0.147 OPI common shares, implying at announcement: o A valuation of $1.70 per current DHC share.1 o A 37% and 20% premium to the one-day and 30-day average closing price of DHC common shares prior to announcement.2 • Dividend per current DHC share will increase by 267%, from $0.01 to $0.0367 quarterly ($0.04 to $0.147 annually).3 • Accretive to DHC earnings (NFFO per share and CAD per share). • Reduces DHC’s leverage and improves its credit profile. • Because consideration is 100% equity, DHC shareholders will benefit from future upside through 42% ownership of the combined company. • No alternative offer has been received. • Standalone DHC credit profile is a problem no other buyer wants to inherit in challenging capital markets environment and makes acquisition financing impossible for most buyers because of breached debt covenant. • Despite recent DHC share outperformance, DHC faces long-term challenges on a standalone basis. • No incremental benefits or fees to RMR in connection with the merger. RMR waived its contractual termination fee in connection with this transaction at no cost to DHC or OPI shareholders. $0 Incremental benefit to RMR 42% Ownership of combined company Source: Company public filings as of July 21, 2023. (1) Based on OPI’s closing price of $11.55 on April 10, 2023, the last trading day before the transaction was announced. (2) Based on DHC’s average closing stock price for the 30 trading days prior to announcement. (3) After giving effect to the exchange ratio of 0.147; OPI dividend per common share is $0.25 per quarter ($1.00 per annum). 20% Premium to avg. closing price 30 days before announcement 2 267% Dividend increase per DHC share 3 Merger offers compelling terms for DHC shareholders

9 Historical trading ratio of DHC / OPI Source: Company public filings and FactSet as of July 21, 2023. (1) Based on 5-year ADTV prior to transaction announcement (April 11, 2018 through April 10, 2023). 0.000x 0.020x 0.040x 0.060x 0.080x 0.100x 0.120x 0.140x 0.160x 12/31/21 3/18/22 6/4/22 8/20/22 11/6/22 1/22/23 4/10/23 Merger Exchange Ratio: 0.147x Exchange ratio exceeds the historical trading ratio between DHC and OPI Merger Announcement (4/11/23) Since May 8, Flat Footed, D.E. Shaw and DHC Chair Adam Portnoy, who believes in the transaction, have collectively purchased ~18% of DHC’s outstanding shares (43.7mm shares), doubling the pre-announcement average daily trading volume (ADTV) and driving DHC’s share price significantly upward. 1

10 Key Benefits of OPI Partnership FL • Durable and stable cash flows compliment SHOP recovery. • OPI’s balance sheet allows DHC to immediately regain covenant compliance and access the debt markets. • 95% unencumbered, diversified asset pool in strong, growing markets provides access to sources of liquidity including go forward revolving credit facility for the combined company. • Proven capital recycling strategy will allow the combined company to continue to enhance portfolio quality over time. • DHC shareholders will benefit from OPI’s $350mm reinvestment program. 157 PROPERTIES IN PORTFOLIO Source: Company filings; Financial supplements; Investor presentations; Data as of 2Q’23. (1) Total gross assets. (2) Based on annualized rental income. Key OPI Metrics OPI’s portfolio and access to capital adds stable and resilient liquidity to support DHC’s recovery. OPI is the right strategic partner for DHC… $535mm Total Liquidity 90.6% Occupancy 155 Properties in Portfolio $4.6bn Investment Portfolio 1 63% Revenue from Investment Grade Tenants 2 6.4 Years Weighted Average Lease Term 2

11 9.6% 12.8% 8.6% 8.4% 9.6% 51.1% 2023 2024 2025 2026 2027 2028 ~$12.1bn Investment Portfolio Source: Company public filings as of July 21, 2023. All information is pro forma for merger. (1) Medical Office Buildings (MOB); Life Sciences (LS). Based on annualized rental income. Excludes SHOP segment. (2) Based on Office, Life Science and MOB maturities. FL Top 20 Tenants 43% Tenants 21-50 19% Other Tenants 38% 40 States Plus Washington, D.C. 42% Properties in Sun Belt 58% Investment Grade Tenant Base Pro Forma Portfolio Quick Facts MOB, LS and Office Diversified Tenants 1 Well Laddered Lease Maturity Schedule 2 % of Total Annualized Rental Income Pro Forma Top Tenants + …and DHC will benefit from greater scale and diversification… 533 Properties 40 States plus Washington D.C. 261/27k+ Senior Living Communities/ Units 42% Properties in Sun Belt 58% Investment Grade Tenant Base Reduces Gov’t Exposure to 14% Approximately 700 Unique Tenants Manageable Near-Term Lease Expirations

…and a clearly articulated business plan through 2025

Combined company will:

- Continue to make necessary capex investment in order to achieve SHOP recovery.
- Maintain stable cash flows from MOB, LS and office properties.
  - Continue high-return capex investment in properties to maintain market appeal and maximize cash flows.
- Target leverage (Net Debt / EBITDA) of approximately 7.0x by year-end 2025.
- Cross-pollinate and generate incremental tenant solutions through the overlap of OPI and DHC's office portfolios.
  - OPI's portfolio has newer properties in desirable locations serving a broad tenant base, including tenants in the healthcare, life science and medical space.
- Be positioned for long-term sustainable dividend growth.

Sample OPI Properties



1224 Hammond Drive
Atlanta, GA



TenThreeTwenty
Columbia, MD

Sample DHC Properties



Duke University Health System
Durham, NC



Greenbrooke Medical Pavilion
Greenwood, IN

Source: Company public filings as of July 21, 2023.

12

Merger results in a stronger and more flexible pro forma balance sheet

Pro Forma Debt Capitalization				
($mm)	DHC 6/30/23	OPI 6/30/23	Transaction Adjustments	Combined Company
OPI Revolving Credit Facility	$0	$240	$0	$240
DHC Credit Facility	450	0	(450)	0
Bridge Loan	0	0	260	260
Mortgage Debt and Finance Leases	14	108	0	122
Unsecured Notes	2,350	2,212	0	4,562
Total Debt	**$2,814**	**$2,560**	**($190)**	**$5,184**
% of Total Debt Fixed or Hedged	***84%***	***91%***		***95%***
Cash	(338)	(25)	265	(99)
Net Debt	**$2,476**	**$2,535**	**$75**	**$5,086**
LQA Adj. EBITDAre	$252	$324	$3	$579
Net Debt / LQA Adj. EBITDAre	**9.8x**	**7.8x**		**8.8x**

- Expected to be immediately accretive to DHC leverage.
- Expected new combined company revolving credit facility of $650mm at close, with significant availability to fund debt maturities and SHOP capex.
- Combined company expected to reduce leverage (Net Debt / EBITDA) to 7.0x by year-end 2025.
- 2024 maturities and plan:
  - $600mm of senior notes maturing (OPI: $350mm; DHC: $250mm).
  - Multiple alternatives available to refinance upcoming maturities, including accessing low-cost GSE and agency debt as well as using large unencumbered asset pool of combined company to issue mortgage debt.

Source: Company public filings.
Note: Bridge loan amount reflects $368mm initial commitment, reduced by $108mm of new mortgage debt subsequently originated against OPI assets. Transaction adjustment for LQA Adj. EBITDAre reflects midpoint of $2mm to $3mm expected annual G&A synergies range.

13

Significant Downside Risk to Shareholders If Not Approved

15 Failure to merge with OPI would leave DHC: Out of time to refinance looming debt maturities Stuck in debt covenant non-compliance through at least mid-2024 Unable to access debt markets to refinance upcoming debt maturities Unable to fund capex vital to SHOP recovery Unable to increase dividend to shareholders At the mercy of bondholders whose interests materially diverge from those of shareholders Merger with OPI allows DHC to: Regain immediate debt covenant compliance Restore access to capital and immediate liquidity Address upcoming debt maturities Fund capex to turn around SHOP operations Distribute higher dividend to shareholders Participate in future upside via ownership in combined entity Impaired, if not destroyed, DHC shareholder value with untested and high execution risk alternatives MERGER IS APPROVED MERGER IS NOT APPROVED Protect and bolster DHC shareholder value with low execution risk for a well-defined merger DHC may not survive without the OPI merger

DHC is out of compliance with a key debt covenant and therefore unable to access capital

For over two years, DHC has not been in compliance with its debt incurrence covenant, which is applicable to all of DHC's $2.8bn bonds / bank debt and required for DHC to refinance or issue any new debt.

Net Debt / Adjusted EBITDAre [1]

DHC's leverage remains very elevated



18.0x
15.0x
12.0x
9.0x
6.0x
3.0x
0.0x
15.8x
7.3x
9.8x
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

Net Debt [2]

EBITDA [2]

Recent efforts to reduce debt offset by declining EBITDA



~29% reduction in net debt ($1bn+)
$3.5bn
$2.5bn
4Q19
2Q23



~49% decline in EBITDA levels
$484mm
$252mm
4Q19
2Q23

Debt Incurrence Covenant Ratio [3]

DHC is unlikely to be in compliance with its debt incurrence covenant until mid-2024 (at the earliest)



3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
2.84x
1.08x
Minimum Debt Service: 1.50x
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
Debt Incurrence Covenant Ratio [3]
Minimum Level

(1) As reported in DHC's quarterly financial supplements for each quarter shown.
(2) Net debt based on the book value of DHC's debt as shown on the Company's balance sheet less cash & cash equivalents. EBITDA reflect Adjusted EBITDAre for the quarter shown, annualized.
(3) Abbreviation of the Consolidated Income Available for Debt Service to Annual Debt Service ratio.

16

17 Cash & Cash Equivalents ($mm) Total Debt ($mm) DHC’s cash reserves are dwindling and its financial flexibility is becoming more strained $705 $691 $658 $380 $338 2Q22 3Q22 4Q22 1Q23 2Q23 $3,107 $3,091 $3,080 $2,830 $2,814 2Q22 3Q22 4Q22 1Q23 2Q23 Recent debt paydown required in connection with covenant waiver through January 2024 maturity of $450mm credit facility Cash used to fund capex and repay debt

18 43% of Debt is maturing in the next 2 years, with no further extensions available Debt Maturity Schedule ($mm) (1) Figures may not sum to 100% due to rounding. (2) Includes $5mm of finance lease obligations due through April 2026. % Debt Outstanding 1 Restructured credit facility matures in January 2024; fully drawn with no extension options available $338mm of cash available to fund near‐term maturities of over $1.2bn and capex needs Senior unsecured notes mature in May 2024 “DHC has $700mm of debt maturing before mid-year 2024, leaving DHC with no path to refinance its upcoming maturing debt. For this reason, management had little choice but to conclude that there is substantial doubt regarding DHC’s ability to continue as a going concern.” – Jennifer Francis, DHC President and CEO 2 DHC faces tight deadlines and tough choices from looming debt maturities… $450 $250 $500 $500 $500 $600 $2 $2 $0 $0 $7 $1 $1 $0 $0 $0 0% 25% 18% 0% 0% 18% 0% 0% 18% 22% 2023 2024 2025 2026 2027 2028 2029 2030 2031 Thereafter Credit Facility Unsecured Fixed‐Rate Debt Secured Fixed‐Rate Debt

19 Source: Company public filings. FL $108 $350 $650 $300 $350 $562 $240 $590 $650 $300 $350 $670 2023 2024 2025 2026 2027 2028+ Unsecured Floating Rate Debt Unsecured Fixed Rate Debt Secured Fixed Rate Debt 0% 23% 25% 12% 14% 26% OPI Debt Maturity Schedule – As of Q2 2023 ($mm) Issuer Date Type Amount PDM Jul 2023 5-year bond $400mm ONL Jun 2023 Revolving credit facility $425mm JBGS Jun 2023 Revolving credit facility $750mm ARE Feb 2023 12-year bond 30-year bond $500mm $500mm BDN Dec 2022 5-year bond $350mm HPP Sep 2022 Long 5-year bond $350mm ARE Feb 2022 12-year bond 30-year bond $800mm $1000mm Select Office REIT Bank and Bond Financings Debt capital markets continue to be available for office REITs % of total debt: …which can be addressed with standalone OPI’s liquidity and access to capital OPI has issued ~$108mm of CMBS debt since April 2023 and has additional ~$450mm in potential loan proceeds lined up with executed term sheets Current liquidity of ~$535mm gives OPI the ability to cover much of remaining near-term debt maturities

20 Historical and Projected Capex Spending ($mm) Historical Capex Composition 59% 41% Maintenance Revenue-Enhancing $858mm capex spent since 2020 Just maintaining the DHC portfolio has required nearly $510mm since 2020 … $185 $254 $314 $353 $346 2020 2021 2022 2023E 2024E DHC requires significant capex to maintain and turn around its SHOP portfolio DHC’s ability to turn around operations hinges on its ability to access capital to fund the portfolio’s maintenance and revenue-enhancing capex requirements.

21 $223 $352 $459 $524 $574 2023E 2024E 2025E 2026E 2027E $353 $346 $322 $216 $100 2023E 2024E 2025E 2026E 2027E Cumulative capex investment ($mm) $353 $699 $1,021 $1,237 $1,337 DHC – Capex Projections ($mm) DHC – Cash NOI Projections ($mm) DHC assumes ~$1.0bn of capex through 2025E • Over ~$1bn in capex is required through 2025 in management’s plan – absent the merger, DHC does not have the capital required to fund this capex. • Without the merger, DHC cannot fund this capex which is critical to achieve the projections outlined in management’s plan. • None of the proposals from Flat Footed or D.E. Shaw would address this shortfall. SHOP NOI and its future recovery is dependent on capex. 60% of capex is maintenance only DHC does not have access to the capital required to achieve its standalone financial plan

22 $48.2 $48.1 $33.1 $7.9 $9.1 $3.9 $10.6 $2.3 ($6.7) $0.2 $6.5 ($5.8) $7.9 $17.3 $22.9 34.1% 14.5% 10.9% 2.7% 3.3% 1.5% 4.4% 1.0% (2.9%) 0.1% 2.6% (2.2%) 2.9% 6.2% 8.0% (5.0%) 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% 40.0% ($10.0) $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 DHC -- SHOP NOI ($ in mm -- Left Axis) DHC -- SHOP NOI Margin (Right Axis) DHC’s SHOP recovery has taken much longer than originally forecast and there is substantial risk that it will take longer for the business to recover than currently expected “DHC bulls have been hopeful that this [debt coverage] incurrence test would be passed by YE23.... [But] this morning, DHC released preliminary June SHOP (senior housing) results which reflect a tempering of the NOI recovery, mainly due to increased costs. These results bolster management’s view that a merger with OPI should be approved by shareholders as DHC would become immediately in compliance with its debt coverage incurrence test.” - B. Riley Securities (July 27, 2023) “…it is our current expectation that second half of 2023 SHOP NOI will be approximately equal to the first half of 2023, with no real growth during the second half of the year.” - DHC SHOP Performance Update (July 27, 2023) Comparable Monthly SHOP NOI Trends in 2023YTD Jan Feb Mar Apr May Jun SHOP NOI ($ in mm) $3.9 $8.6 $4.6 $9.1 $5.9 $7.2 Sequential MoM Growth 122% (47%) 99% (35%) 22% SHOP NOI Margin 4.3% 9.5% 5.0% 9.9% 6.4% 7.7%

23 Aug 2022 May 2023 Aug 2021 Industry Wide SHOP Same-Store NOI Growth Estimates Over Time 1 • A SHOP recovery is coming, but timing has been impossible to predict. • Analysts continue to push out the timing of the SHOP recovery, and latest research suggests that it will be more gradual than initial estimates. • DHC’s own recovery has been inconsistent, pushing the timing of regaining covenant compliance beyond near-term debt maturities. Source: Green Street. (1) Based on average of Green Street SHOP same-store NOI growth estimates for VTR and WELL. 44% 18% 5% 5% 2022E 2023E 2024E 2025E 17% 26% 17% 11% 2022E 2023E 2024E 2025E 17% 21% 21% 16% 2022A 2023E 2024E 2025E Estimate date 2021: Robust growth expected in 2022, continued strength in 2023 and normalized growth in 2024 and beyond 2022: Far less growth than expected in 2022 and overall, growth pushed out to 2023 and beyond 2023: Didn’t achieve 2022 expected growth, less growth expected in 2023, growth pushed out even further Third party analysts agree the timeline for SHOP recovery continues to be slower than expected

24 January: Asset sale program – $162mm raised over 13 months April: Dividend reduction – $33mm in quarterly savings May: New debt issuance – $1.0bn raised in new senior unsecured debt June: Amendment to credit facility and term loan to provide financial flexibility January: Obtained covenant waivers for bank debt (credit facility and term loan) February: New debt issuance – $500mm raised in new senior unsecured debt March: Preemptively drew $800mm on credit facility to further enhance liquidity 1 April: Asset sales – $95mm December: JV – $378mm in the sale of 35% equity in Boston Seaport property (1) Taken with full agreement from DHC’s lender group, with the understanding that debt incurrence covenant would likely be in non-compliance moving forward. January: $653mm raised through JV for 10 properties in DHC’s office portfolio February: Extended waiver of Fixed Coverage Ratio in Credit Facility Agreement through Dec. 31, 2022 • Increased ability to fund up to $400mm of annual capital expenditures, up from $350mm • Reduced credit facility commitment by $100mm to $700mm, to be further reduced to $586mm in Jan. 2023 June: $108mm raised in the sale of 10% equity interest in Boston Seaport property October / November: Met with multiple capital market participants to evaluate financing options December: Special Committee formed to evaluate possible OPI transaction or other strategic alternatives February: Further extended waiver of Fixed Coverage Ratio through Jan. 15, 2024 • Retained ability to fund up to $400mm of annual capital expenditures • Further reduced credit facility commitment to $450mm • Minimum liquidity requirement reduced to $100mm, but eliminated ability to reborrow funds April: Transaction with OPI announced June / July: Value appraisal of collateral properties of credit facility declined 22% from its last appraisal in Jan. 2021, below required $1.09bn threshold, triggering non-monetary default; negotiated waiver through Sept. 30, 2023 Since 2020, DHC has proactively maximized liquidity by raising $3.7bn to “bridge” the company to a SHOP recovery and covenant compliance 2020 2021 2022 2023

DHC cannot wait for a SHOP recovery to regain compliance with its bond covenant

Current Consolidated Income Shortfall to Achieve 1.50x Debt Incurrence Covenant Ratio [1] ($mm)



1.50x
$78
1.08x
Shortfall
$198
LTM 6/30/2023

Without SHOP NOI improvement, DHC can not increase consolidated income to achieve covenant compliance

Current SHOP NOI Forecast for 2023 ($mm)

"DHC's SHOP NOI has flattened over the past two months and, after extensive consultation with our operating partners, we expect there will be higher operating expenses in the second half of 2023. Specifically, insurance and labor costs are expected to be materially higher in the second half of 2023 and will likely offset any revenue gains during that period." – DHC SHOP Performance Update (July 27, 2023)



$39
~$39
1H 2023 Actual
2H 2023 Forecast

- It is almost impossible for DHC to reach covenant compliance before year end 2023 and DHC is unlikely to reach covenant compliance until 2H 2024 – at the earliest.
- $700mm in debt maturities are coming due before the earliest date that covenant compliance is expected to be achieved.
- Taking a "wait and see" approach gives DHC's bondholders more leverage to extract value at shareholders' expense.
- A restructuring would be a success for some bondholders who purchased bonds at a significant discount to par and stand to gain substantial ownership in the company.

(1) Abbreviation of the Consolidated Income Available for Debt Service to Annual Debt Service ratio.

25

26 • The unprecedented rapid rise in interest rates since early 2022 has severely negatively affected all commercial real estate markets. • Difficulty securing financing and the increasing cost of financing, if financing is available, have put significant downward pressure on commercial real estate valuations, and transaction volumes have dropped materially. • Given the depressed market environment and the growth potential of DHC's assets, selling assets in today’s market environment to address near-term maturities would be a short sighted and value destructive alternative. • Loss of income negatively impacts cash flow-based credit coverage ratios and delays covenant compliance. Source: MSCI Real Capital Analytics and Federal Reserve Bank of St. Louis FRED, as of July 21, 2023. Fed Funds Effective Rate 0.2% 5.1% 1Q22 2Q23 $868bn $762bn $214bn $82bn 2021 2022 2Q22 2Q23 Transaction Volume “With interest rates, inflation and labor at the front of the line, at least for the next two years, we believe that the capital markets will be strained for the time being” – The Senior Care Investor, June 2023 Volume 35, Issue 6 Alternatives such as asset sales would be challenging and would not solve DHC’s problems

Proposed alternatives would ultimately be inadequate to achieve covenant compliance before mid-2024

- The loss of earnings associated with asset sales – if those sales were achievable – would delay DHC from regaining covenant compliance.
- $700mm of asset sales to repay 2024 debt maturities does not address the $1.0bn in capex required through 2025 to achieve standalone financial plan.
- Asset sales would also delay any increase in dividends for DHC shareholders.

Hypothetical $700mm Sale of Assets to Repay 2024 Debt Maturities		2Q23	Adj.	Pro Forma
Asset Sale Assumptions				
Gross Value			$700	
Assumed Cap Rate			9.00%	
NOI Associated with Asset Sales			$63	
Debt Paydown -- Assumed Interest Rate [1]			6.36%	
Debt Incurrence Covenant Ratio Calculation [2]				
Consolidated Income Available for Debt Service	A	$198	($63)	$135
Annual Debt Service	B	183	(41)	143
Ratio (min. 1.50x required)	**A / B**	**1.08x**		**0.94x**

By contrast, OPI's stronger balance sheet – which will be in compliance with all its debt covenants at closing – enables the combined company's access to capital and the upside of its SHOP portfolio.

2Q23 Leverage and Covenant Compliance: Side-by-Side		DHC	OPI
Net Debt / LQA Adjusted EBITDAre		**9.8x**	**7.9x**
Public Bond Covenants (As Publicly-Reported)	***Requirement***		
Total Debt / Adjusted Total Assets	***< 60.0%***	**37.0%**	**48.4%**
Secured Debt / Adjusted Total Assets	***< 40.0%***	**6.1%**	**2.0%**
Consolidated Income Available for Debt Service / Debt Service	***> 1.50x***	**1.08x**	**3.00x**
Total Unencumbered Assets / Unsecured Debt	***> 150.0%***	**264.4%**	**206.2%**

Note: Dollars in millions.
(1) Based on DHC's weighted average interest rate of 4.75% senior notes due 2024 and 6.39% average credit facility interest rate over the last four quarters.
(2) Abbreviation of the Consolidated Income Available for Debt Service to Annual Debt Service ratio.

27

28 • $700mm of preferred equity would be required to repay 2024 debt maturities. o This amount would represent close to 2x the equity value of DHC pre-merger announcement, deeply subordinating the common equity’s interest. • Raising this amount of preferred equity is likely unobtainable and any terms would be very onerous to DHC’s shareholders. o A 15% coupon on $700mm of preferred would cause $105mm of dividend payment / equity dilution per year. o Significant warrants, or options, to purchase common shares of the Company at $0.01/share would be likely needed to entice investors to participate which would dilute DHC common shareholders. o In order to be in compliance with debt covenants, any preferred issuance could never be redeemable by the company, which means DHC would have to live with the terms forever. • $700mm of preferred issuance to repay 2024 debt maturities does not address the $1.0bn of capex required through 2025 to achieve standalone financial plan. • Preferred issuance would also delay any increase in dividends for DHC shareholders. • While a preferred offering would significantly dilute DHC’s shareholders, its bondholders would significantly benefit from an improved balance sheet. o These recommendations by the merger’s detractors are very revealing with respect to their ulterior motives. A “loan to own” strategy such as the preferred equity scenario would only benefit bondholders, as equity holders are slowly wiped out

A zero-coupon bond is currently not feasible (due to covenant non-compliance) and value destructive

- In order to achieve $700mm of proceeds to repay 2024 debt maturities, a zero-coupon bond would be issued at an unprecedented ~50% discount to par of ~$1.4bn.[1]
  - This is a highly unusual structure that would be required to eliminate "accrued interest expense" in an attempt to be in covenant compliance.
- Besides not being viable to achieve debt covenant compliance, a zero-coupon bond would significantly increase leverage.
- Significant warrants, or options, to purchase common shares of the company at $0.01 / share would be likely needed to entice investors to participate which would dilute DHC common shareholders.
- $700mm of zero-coupon bond proceeds to repay 2024 debt maturities does not address ~$1.0bn of capex required through 2025 to achieve standalone financial plan.
- Zero-coupon bond would also delay any increase in dividends for DHC shareholders.

$700mm Zero-Coupon Bond Refinancing

($mm)	2Q'23	Adj. (-)	Adj. (+)	PF 2Q'23
Income Available For Debt Service	$198			$198
Annual Debt Service	183	(41) [2]	-	143
Debt Incurrence Covenant Ratio (min. 1.5x) [3]	**1.08x**			**1.39x**
Net Debt	$2,476	($700)	$1,408	$3,184
LQA Adj. EBITDAre	252			252
Net Debt / LQA Adj. EBITDAre	**9.8x**			**12.6x**

(1) Assumes 5-year maturity and 15% Yield-to-Worst.
(2) Assumes proceeds are used to repay $450mm credit facility and $250mm of senior unsecured notes due 2024; assumes average credit facility interest rate of 6.39%.
(3) Abbreviation of the Consolidated Income Available for Debt Service to Annual Debt Service ratio.

29

Robust Board Process Delivered Best Outcome for Shareholders – Including by Examining Inferior ‘Alternatives’ Now Being Proposed by Some Conflicted Bondholders

Board conducted a rigorous and transparent process to arrive at the best solution for DHC shareholders

1. Meticulous process began early, left no alternative unexplored.

Board cast a wide net from the start: In Oct. & Nov. 2022, DHC management met with multiple capital market participants, including restructuring groups at various investment banks, to evaluate financing options. DHC determined that there was a low likelihood of securing any financing alternatives on acceptable terms.

Board considered other offers: An unsolicited all-cash proposal in May 2022 was fully evaluated and rejected because it was not viewed as credible – the party did not have the ability to finance the transaction, did not have any experience acquiring public companies, and cross-conditioned the offer on the acquisition of another entity.

Independent Trustees controlled negotiations with OPI: In Dec. 2022, DHC formed a Special Committee of independent and disinterested Trustees to evaluate a potential transaction with OPI or any alternative transaction.

- The DHC Special Committee interviewed and hired its own financial and legal advisors and met 25 times over subsequent months to evaluate and negotiate a solution that would protect the interests of, and deliver value to, DHC shareholders.

October | November | 1 December | January | February 2 | March 3 | April 4

2 Initial OPI offer

- × **Valuation:** $0.90 per share, an implied premium of 9%
- × **Consideration:** 27% cash / 73% stock
- × **Pro-forma ownership:** DHC ~16% / OPI ~84%

3 Negotiations

The DHC Special Committee

- ✓ Met 14 times after receiving the initial proposal (and 25 times in total), reviewing 3 proposals and making 2 counterproposals before agreeing to final terms
- ✓ Focused on the intrinsic value of DHC and alternatives vs. the value and certainty of OPI's proposal
- ✓ Negotiated a near-doubling of the offer valuation, and a ~160% increase in pro-forma ownership of the combined company

4 Announcement

- ✓ **Valuation:** $1.70 per share, a premium at announcement of
  - ✓ 20% to the 30d avg. price [1]
  - ✓ 37% premium to last close
- ✓ **Consideration:** 100% stock
- ✓ **Pro-forma ownership:** DHC ~42% / OPI ~58%
- ✓ **Financing:** Debt commitment letter from JPM

(1) Represents the average closing price for the 30 days prior to announcement.

31

DHC Special Committee comprised of independent, disinterested trustees with extensive experience delivering shareholder value

DHC Independent Trustees:

Select examples of shareholder value creation:



Lisa Harris Jones

- ✓ Extensive experience practicing mergers and acquisitions, real estate financing, corporate securities, government relations and land use law, prior to founding Harris Jones & Malone.

- ✓ Independent Director at TravelCenters of America Inc. (2013 – 2023) when Board negotiated sale to BP p.l.c. (Moody's: A2 / S&P: A-) for an **84% premium** to the 30-day average trading price.



David A. Pierce

- ✓ Over 3 decades executive experience in healthcare, including >30 years at Boston Scientific Corporation and MedSurg (2018 – 2022).

- ✓ Regularly evaluated / integrated acquisition targets during his tenure at Boston Scientific.
- ✓ Led MedSurg **revenue growth of 70%** in 4 years, from $3.0bn in 2018 to $5.1bn in 2022.



Daniel F. LePage

- ✓ Deep expertise in finance, real estate, capital raising, and strategic business transactions, having led the U.S. real estate corporate banking group at RBC Capital Markets.

- ✓ Evaluated and advised on numerous real estate transactions and commercial lending opportunities as **head of the U.S. real estate corporate banking group** at RBC Capital Markets (2006 – 2019).

100% **Independent** of management

5 **Month process** to determine best path forward for shareholders

25 **Special committee meetings** with its own financial and legal advisors to provide comprehensive analysis of all strategic options

5 **Proposals and counterproposals** exchanged before an agreement with OPI was reached

32

33 May 2022 Unsolicited Proposal • DHC received an unsolicited proposal from a third party regarding a potential transaction with DHC involving the acquisition of all DHC Common Shares for $4.00 in cash per share. • The May 2022 unsolicited proposal was unfinanced, from an inexperienced buyer and conditioned on, among other things, the contemporaneous acquisition of another public company. Board and Independent Trustees Immediately Engaged Advisors and Evaluated the Proposal • On June 2, 2022, the DHC board of trustees held a meeting to review and evaluate the May 2022 unsolicited proposal, which was attended by financial and legal advisors. • The independent trustees: o Invited the financial and legal advisors to participate in a separate session, without the DHC managing trustees or executive officers present, to further discuss the offer. o Ultimately determined not to proceed because: × No financing - The proposal was not supported with any equity or debt financing, nor was the party able to demonstrate the ability to secure financing. × Highly conditional - The proposal was conditioned on also acquiring another public company × No track record - The party had never acquired a public company. × Inadequate - At the time the proposal was made (e.g., Fed target rate of 1-1.5 vs. 4.75 - 5.0% at the time of the transaction, more optimistic financial projections) the value was inadequate. Board and Special Committee Remained Willing To Consider Any Other Unsolicited Proposals • No other proposals for strategic transactions have been received, either during the Special Committee’s process or after announcement of the OPI transaction. The Board has been open to viable unsolicited alternatives. None have emerged.

Investors campaigning against the merger are primarily bondholders whose economic interests conflict with those of DHC equity holders

- Those campaigning against the merger are overwhelmingly invested in DHC's debt.
- They benefit from a standalone DHC being unable to refinance its debt without significant concessions to bondholders.
- They have made misleading assertions calling for DHC to accept "loan to own" financing alternatives that would slowly wipe out equity holders.
- Ultimately in a restructuring, bondholders could stand to gain substantial ownership of the company and a windfall on their investment.
- They purchased large portions of their equity stakes after merger announcement.

	FLAT FOOTED	DE Shaw & Co
Debt Position [1]	$151.5mm	$37.1mm
Equity Position [2]	$32.3mm	$12.4mm
Debt Position/ Equity Position	4.7x	3.0x

Source: Company public filings and FactSet as of July 19, 2023.
(1) Reflects principal amount owned by each respective entity.
(2) Reflects aggregate cost basis as reported in the most recent respective 13-D filings for Flat Footed and D.E. Shaw.

34

35 Bondholders’ Assertion Reality Better alternatives exist for DHC equity holders. • DHC reviewed every alternative raised by the bondholders opposing the deal – they all create value for bondholders at the expense of equity holders. • We know our business better than the bondholders campaigning against the merger. DHC will not achieve covenant compliance until mid-2024 at the earliest: o AFTER our $450mm credit facility is due on 1/15/24. o AFTER our $250mm bonds are due on 5/1/24. • Selling or JV-ing assets is short-sighted, value destructive, and does not address the problem. o Current market conditions make assets sales difficult and pricing is very unattractive. o Selling assets delays DHC in regaining covenant compliance because it would also reduce the earnings used to calculate compliance ratios. • Issuing preferred stock would be very expensive and under onerous terms, and DHC is unlikely to be able to raise the amount of preferred required to address near-term debt maturities. • A zero-coupon bond is currently not feasible and value destructive – DHC is not permitted to issue debt while in covenant non-compliance and a zero coupon bond substantially increases leverage. • Soliciting consents from bondholders is not a viable alternative – a solicitation is time consuming, uncertain as to the outcome, and generally requires costly concessions to existing bondholders. • None of the alternatives address the $1.0bn of capex needed through 2025. • None of the alternatives allow DHC to immediately increase the dividend for DHC shareholders. The reality underscores the risk to equity holders of not approving the merger. Misleading assertions by bondholders campaigning against the merger demonstrate where their real financial interests lie

36 (1) Unaffected DHC stock price based on DHC’s closing stock price on $1.24 on April 10, 2023. Offer based on OPI’s closing stock price of $11.55 on April 10, 2023, multiplied by the exchange ratio of 0.147x. Dividend increase calculated after giving effect to the exchange ratio of 0.147; OPI dividend per common share is $0.25 per quarter ($1.00 per annum). Bondholders’ Assertion Reality The timing is wrong and the strategic rationale is not compelling. • Since 2020, DHC has proactively maximized liquidity by raising $3.7bn to “bridge” the company to a SHOP recovery and covenant compliance. • DHC shareholders cannot afford to wait any longer for a SHOP recovery that has proven to be elusive – the earliest DHC will achieve covenant compliance is after its 2024 maturities are due and there is substantial risk the business will take longer to recover than expected. • While the SHOP business is improving, it is not improving fast enough to address DHC’s problems, and DHC does not have access to the capital required to fund its growth. • OPI’s balance sheet and liquidity are far stronger than DHC’s – the combination will immediately address DHC’s debt compliance challenges. • Bondholders’ statements on synergies are misleading – both companies are externally managed by RMR, so there is less G&A to eliminate than in mergers between internally managed companies, but the merger is expected to result in $2mm to $3mm in synergies annually. The merger significantly undervalues DHC. • The merger creates significant value for shareholders – but certain investors who are overwhelmingly exposed to DHC’s debt are trying to confuse the market. • OPI’s proposal provides DHC shareholders with a 37% premium and 42% ownership in a stronger, financially viable company, with a 267% dividend increase per DHC shareholder. 1 • Bondholders’ DHC valuation is misleading and fails to take into consideration the company’s true capital structure and cost of capital. • DHC’s recent share price run up has been caused by bondholders, event-driven funds and others buying the stock opportunistically – it is a technical event and not a reflection of this transaction. o Since May 8, Flat Footed, D.E. Shaw and Adam Portnoy have collectively purchased ~43.7mm shares, or about 18% of DHC’s outstanding shares. • DHC’s SHOP recovery is dependent on ~$1.0bn of capex over the next 3 years and the company has insufficient access to capital – the merger with OPI solves this problem and is the only viable option. Misleading assertions by bondholders campaigning against the merger demonstrate where their real financial interests lie The reality underscores the risk to equity holders of not approving the merger.

37 (1) Termination fee as of June 30, 2023. (2) Weighted Average Lease Term (WALT). Bondholders’ Assertion Reality The process was flawed and inadequate. • DHC’s Special Committee conducted a robust process focused on the best possible outcome for DHC shareholders. o The DHC Special Committee overseeing the process consisted of independent, disinterested trustees with extensive experience delivering shareholder value. o DHC’s Special Committee met over 25 times and eventually negotiated a price nearly double OPI’s initial proposal. • Since the announcement, no other parties have emerged and expressed interest in a strategic transaction with DHC. • RMR and its CEO have taken several steps to stand alongside DHC shareholders: o RMR is waiving its $296mm termination fee1 to facilitate the transaction. o Substantial share purchases reflect strong conviction in the combined company. OPI is a poor merger partner. • OPI’s cashflow and performance are among the most stable in the office sector – 63% of tenants are investment grade with a WALT of 6.4 years – which will provide DHC stability during the inconsistent SHOP recovery.2 • OPI’s balance sheet and liquidity is far stronger than DHC’s and the combination will immediately bring DHC back into covenant compliance, thus allowing DHC to re-access the debt markets. Misleading assertions by bondholders campaigning against the merger demonstrate where their real financial interests lie The reality underscores the risk to equity holders of not approving the merger.

Conclusion

39 The merger offers DHC shareholders compelling value now … • Ownership of 42% of the combined company. • Premium at announcement of 20% vs. average closing price over the preceding 30 trading days and 37% vs. last closing price before announcement. • 267% increase in dividend per current DHC share. … while also solving a series of severe and time-sensitive challenges for DHC … • Inability to comply with its debt incurrence covenant, which have paralyzed DHC. • Inability to access debt markets to refinance its existing debt, including $700mm of upcoming debt maturities in early 2024. • Inability to access capital to fund the capex needed to drive NOI growth. • Inability to efficiently sell assets at attractive pricing due to rising interest rates and subdued deal activity. … and preserving shareholders ability to participate in the future upside of DHC’s assets. • 100% stock consideration retains the ability to participate in the future upside of the combined entity. • Adds significant strengths of OPI balance sheet and cash flow to fund growth. • Provides earnings accretion and value creation potential from increased scale and portfolio diversification. The DHC board of trustees unanimously recommends that DHC Shareholders vote “FOR” the DHC Merger Proposal and “FOR” the DHC Adjournment Proposal. Vote the “WHITE” proxy card today! Vote “FOR” the OPI – DHC Merger on the “WHITE” proxy card. Discard any gold proxy card sent by Flat Footed. If shareholders have questions or require assistance voting their shares on the “WHITE” proxy card, please contact DHC’s proxy solicitor: D.F. King & Co., Inc. (800) 431-9633 (Toll-Free) (212) 269-5550 (Call Collect) DHC@dfking.com The merger with OPI is DHC’s best strategic alternative for equity shareholders, and warrants support

Appendix

DHC at a glance

- **DHC is a publicly-traded REIT with a diversified portfolio of senior housing and office properties.**
  - $7.1bn in gross book value of assets;
    - 62% = Senior Housing Operating Portfolio (SHOP) [1]
    - 32% = Life Science and Medical Office Buildings (Office) [1]
    - 6% = Other senior living assets and wellness centers [1]
- **The SHOP segment is the most operationally intensive, has the lowest NOI margin and is therefore the segment whose cash flows are hardest to predict.**

Portfolio Summary									
(As of June 30, 2023)	Number of Properties	Square Feet or Number of Units		Gross Book Value of Real Estate Assets		2Q23			
				Amount	% of Total	Revenues	NOI	NOI Margin
SHOP	**234**	**25,322**	***Units***	**$4,448.4**	**62.4%**	**$284.8**	**$22.9**	**8.0%**
Office								
Life Science	24	2.6	*Sq. Ft. (in mm)*	$802.6	11.3%	$15.5	$8.4	54.6%
Medical Office	81	6.2	*Sq. Ft. (in mm)*	1,490.7	20.9%	37.9	21.0	55.4%
Office	**105**	**8.8**	***Sq. Ft. (in mm)***	**$2,293.4**	**32.2%**	**$53.4**	**$29.4**	**55.1%**
Triple Net Senior Living	27	2,062	*Units*	$202.7	2.8%	$5.2	$5.2	100.0%
Wellness Centers	10	0.8	*Sq. Ft. (in mm)*	$179.0	2.5%	$2.8	$2.5	88.2%
Total	**376**			**$7,123.5**	**100.0%**	**$346.2**	**$60.0**	**17.3%**

Note: Dollars in millions.
(1) Based on gross book value of assets, as of June 30, 2023.

41

42 Properties 105 157 262 Square Feet (MSF) 8.8 20.9 29.7 WALT 1 5.6 6.4 6.1 % Investment Grade Tenants 2 44.2% 63.0% 57.5% Expiring Leases 2023-2026 1 36.8% 40.3% 39.3% Occupancy (based on SF) 85.1% 90.5% 88.9% % Annualized Rental Income from Top 20 Tenants 45.1% 58.7% 43.0% Triple Net Senior Living Property Count 27 27 Triple Net Senior Living Community Units 2,062 2,062 Wellness Center Property Count 10 10 Wellness Center Square Footage (MSF) 0.8 0.8 Diversified Properties MEDICAL OFFICE BUILDING, LIFE Trust SCIENCE and OFFICE PORTFOLIO SENIOR LIVING OPERATING PORTFOLIO (SHOP) Source: Company public filings as of July 21, 2023. (1) Based on annualized rental income. (2) Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantee the tenant’s lease obligations; and/or c) tenants with an investment grade rated parent entity that do not guarantee the tenant’s lease obligations. TRIPLE NET PORTFOLIO Merger creates a larger, more diversified REIT SHOP Property Count 234 234 SHOP Community Units 25,327 25,327 % SHOP Occupancy (Q1 2023 Average) 76.9% 76.9%